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                                                                     EXHIBIT 8.1

                       Form of Federal Income Tax Opinion
              Letterhead of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

                                                            April 20, 1998

Bay State Gas Company
300 Friberg Parkway
Westborough, Massachusetts  01581


     Re: Federal Income Tax Consequences of Merger of Bay State Gas Company with and into a newly formed wholly owned subsidiary of NIPSCO Industries, Inc. or with and into Northern Indiana Public Service Company

Ladies and Gentlemen:

          You have requested our opinion relating to the federal income tax consequences addressed herein below arising out of the Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998 (the "Merger Agreement"), by and between Bay State Gas Company ("Company") and NIPSCO Industries, Inc. ("Industries"). This opinion is not intended to satisfy the condition to closing set forth in the Merger Agreement. Our conclusions are based upon (i) the facts and assumptions set forth below, (ii) in the case of the Preferred Merger (as defined below), the representations made in Company's letter to us dated as of April 20, 1998 (the "Company Letter"), the representations made in Industries' letter to us dated as of April 20, 1998 (the "Industries Letter"), the representations made in the letter to us dated April 20, 1998 of Industries on behalf of its wholly owned subsidiary to be formed pursuant to the Merger Agreement ("Acquisition" and the "Acquisition Letter," respectively) and (iii) in the case of the Northern Indiana Merger (as defined below), the representations made in the Company Letter, the representations made in the Industries Letter and the representations made in the letter of Northern Indiana Public Service Company to us dated as of April 20, 1998 ("Northern Indiana" and the "Northern Indiana Letter," respectively). If any of these stated facts or assumptions are not correct, please advise us at once, as our advice may be affected by a change in such facts or assumptions. Capitalized terms used but not defined in this letter have the meaning given them in the Merger Agreement.

          Our opinion does not address (i) certain federal income tax consequences applicable to special classes of taxpayers including, without limitation, dealers in securities, banks, insurance companies, persons who are not treated as United States persons pursuant to the Internal Revenue Code of 1986, as amended (the "Code") (including the effects of the Foreign Investment in Real Property Act on such persons who are not treated as United States persons pursuant to the Code), estates, trusts,

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partnerships, corporations, tax-exempt entities, persons who do not hold their
Company Common Stock as capital assets and persons who acquired Company Common Stock pursuant to the exercise of an employee option or otherwise as compensation or (ii) the tax consequences of the Preferred Merger or the Alternative Merger, defined below, under state, local or foreign law.

                                     FACTS

          Pursuant to the Merger Agreement, Company shall be merged with and into Acquisition in accordance with the applicable provisions of the laws of the Commonwealth of Massachusetts (the "Preferred Merger"). Acquisition shall be the surviving corporation in the Preferred Merger and shall continue its corporate existence under the laws of the Commonwealth of Massachusetts. As a result of the Preferred Merger, Company shall cease to exist and Acquisition shall remain a direct wholly-owned subsidiary of Industries.

          If at any time prior to December 31, 1998 the Preferred Merger is not approved by the Securities and Exchange Commission and it becomes possible under applicable law to merge Company into Northern Indiana, then pursuant to the Merger Agreement, Company will be merged with and into Northern Indiana (the "Northern Indiana Merger"), immediately after which Northern Utilities, Inc. will be merged with and into Northern Indiana (the "Northern Utilities Merger") (the Northern Indiana Merger and the Northern Utilities Merger will be collectively referred to as the "Alternative Merger"). Northern Indiana will be the surviving corporation in both mergers contemplated in the Alternative Merger and shall continue its existence under the laws of the state of Indiana. The Merger Agreement currently provides that in the event the Alternative Merger is chosen the parties will amend the terms of the Merger Agreement to make them consistent with the Alternative Merger.

          As a result of the Preferred Merger or the Alternative Merger, each share of Company common stock (each "Company Share") will be converted into the right to receive (i) $40.00 cash (the "Cash Price"), or (ii) such number or fraction thereof validly issued, fully paid and nonassessable shares of common stock, without par value, of Industries ("Industries Shares") determined by dividing the Cash Price by the Industries Share Price, or (iii) the right to receive a combination of cash and Industries Shares. If a holder of Company Shares (a "Company Shareholder") elects to receive cash, then such shareholder will receive cash, provided that the aggregate number of Company Shares that may be converted into the right to receive cash shall not exceed a number of shares which may be converted into an amount of cash equal to 50 percent of the Cash Price multiplied by the aggregate number of Company Shares outstanding on the second day prior to the Effective Time reduced by the dollar amount of any special dividend allowed by the Merger Agreement and further reduced as reasonably determined by

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Schiff Hardin & Waite, counsel to Industries, and LeBoeuf, Lamb, Greene &
MacRae, L.L.P., counsel to Company, as a result of the Preferred Merger or the Alternative Merger possibly failing to satisfy continuity of interest requirements under applicable federal income tax law principles relating to reorganizations described in Section 368(a) of the Code. Industries will pay cash to any Company Shareholder in lieu of delivering to such shareholder a fractional Industries Share.

          It is a condition precedent to closing the Preferred Merger or the Alternative Merger that Company redeem all of the preferred stock issued and outstanding.

                                  ASSUMPTIONS

          In rendering our opinion, we have assumed with your consent that (i) the proposed transactions will be consummated strictly in accordance with the terms and conditions described in the Merger Agreement, (ii) in the case of the Preferred Merger, the representations made to us by Company in the Company Letter, by Industries in the Industries Letter, by Acquisition in the Acquisition Letter are true at the Effective Time, (iii) in the case of the Northern Indiana Merger, the representations made to us by Company in the Company Letter, by Industries in the Industries Letter, and by Northern Indiana in the Northern Indiana Letter are true at the Effective Time and (iv) in the event the Preferred Merger is not possible and the Alternative Merger is chosen, the Merger Agreement is not materially amended such that its terms and conditions do not meet the requirements of a reorganization pursuant to Section 368(a) of the Code. With regard to the Company Letter, the Industries Letter, the Acquisition Letter and the Northern Indiana Letter, we have assumed that any representation made therein to the best of the knowledge of the management of Company, Industries, Acquisition or Northern Indiana, respectively, will be true without that qualification.

                                    OPINION

          Based on the facts and assumptions set forth above and our review of the Merger Agreement, the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 and accompanying exhibits dated April 20, 1998 and the relevant legal authorities, it is our opinion that:

          (1) The Preferred Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and Company, Industries and Acquisition will be "parties" to a reorganization within the meaning of Section 368(b) of the Code or the Northern Indiana Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and Company, Industries and Northern Indiana will be "parties" to a reorganization within the meaning of Section 368(b) of the Code;

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          (2) Except with respect to cash received in lieu of a fractional
Industries Share, no gain or loss will be recognized by the Company Shareholders on the receipt of solely Industries Shares in exchange for Company Shares pursuant to the Preferred Merger or the Northern Indiana Merger;

          (3) Company Shareholders who exchange Company Shares for Industries Shares and cash will not recognize loss in the Preferred Merger or the Northern Indiana Merger, and such shareholders will recognize gain, if any, in an amount equal to the lesser of the amount of such cash received or the excess of (x) such cash and the fair market value of Industries Shares received over (y) such shareholder's adjusted tax basis in Company Shares exchanged. A Company Shareholder will either recognize capital gain or dividend income, as provided in Section 302 of the Code;

          (4) Company Shareholders who exchange their Company Shares solely for cash will either recognize capital gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Company Shares exchanged therefor or dividend income, as provided in Section 302 of the Code;

          (5) The payment of cash to a Company Shareholder in lieu of a fractional share interest in an Industries Shares will be treated as if the fractional share had been distributed as part of the exchange and then redeemed for cash by Industries. A Company Shareholder will either recognize capital gain or dividend income as provided in Section 302 of the Code;

          (6) The adjusted tax basis of any Industries Shares to be received by a Company Shareholder in the Preferred Merger or the Northern Indiana Merger (including any fractional share deemed received) will be equal to the adjusted tax basis in the Company Shares surrendered in exchange therefor, less the cash received in the Preferred Merger or the Northern Indiana Merger, plus any gain or dividend income recognized by such Company Shareholder in the Preferred Merger or the Northern Indiana Merger (if any); and

          (7) The holding period of the Industries Shares received by a Company Shareholder will include the period during which that shareholder held the Company Shares surrendered in exchange therefor.

                                SCOPE OF OPINION

     In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and in certain circumstances with retroactive effect. A material change in the authorities or the

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facts, information, covenants, statements, representations or assumptions upon which our opinion is based could affect our conclusions.

     This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is therefore given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

     We express no opinion concerning any tax consequences of the Preferred Merger, Northern Indiana Merger, Northern Utilities Merger or the Alternative Merger other than those specifically set forth.

                                    CONSENTS

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "The Mergers - Federal Income Tax Consequences to Certain Shareholders" in the Proxy Statement/Prospectus that constitutes part of the Registration Statement. We do not thereby admit that we are within the class of persons whose consent is required.

                                     Very truly yours,

                                     /s/  LeBoeuf, Lamb, Greene & MacRae, L.L.P.

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